UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ambac Assurance Corporation Savings Incentive Plan

Full Name of Registrant

Ambac Financial Group, Inc. Savings Incentive Plan

Former Name if Applicable

One State Street Plaza

Address of Principal Executive Office (Street and Number)

New York, New York 10004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 11-K which is the subject of this 12b-25 extension is being filed in order to report the information required of the Ambac Assurance Corporation Savings Incentive Plan (the “Plan”). The Plan is unable to timely file its Form 11-K because additional information gathering is required that could not be completed timely without unreasonable expense and thus the audit of the Plan’s financial statements is still in process pending receipt of such additional information.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Diana N. Adams	(212)	668-0340
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The change in net assets available for plan benefits of the Plan was lower by approximately $11 million for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The reduction in the change in net assets available for plan benefits was primarily the result of lower contributions, lower net investment income and higher benefit payments during 2010.

Ambac Assurance Corporation Savings Incentive Plan

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2011	By:	Diana N. Adams
Name: Diana N. Adams Title: Plan Administrator